SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                            RANCON REALTY FUND V, LP
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Steven Gold; Moraga Gold, LLC; MP Income Fund 11, LLC, MPF Blue Ridge Fund I,
  LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF
DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund
 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 3, LLC; Real Estate Securities Fund
       83; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $5,579,483                                             $171.29

 * For purposes of calculating the filing fee only. Assumes the purchase of 8,390.2 Units at a purchase price equal to $665 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Steven Gold; Moraga Gold, LLC; MP Income Fund 11, LLC, MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 3, LLC; Real Estate Securities Fund 83; MPF Flagship Fund 11, LLC (collectively the "Purchasers") to purchase up to 8,390.2 Units of limited partnership interest (the "Units") in Rancon Realty Fund V, LP (the "Partnership"), the subject company, at a purchase price equal to $665 per Unit, less the amount of any distributions declared or made with respect to the Units between May 7, 2007 (the "Offer Date") and June 11, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 8,479 holders of record owning an aggregate of 83,902 Units as of DECEMBER 31, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The Purchasers and their affiliates currently beneficially own 8,600 Units, or 10.25% of the outstanding Units. The 8,390.2 Units subject to the Offer constitute 10% of the outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $5,579,483 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 400 South El Camino Street, Suite 1100, San Mateo, CA 94402, and its phone number is
(650) 343-9300.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated May 7, 2007

(a)(2) Letter of Transmittal

(a)(3) Form of Letter to Unit holders dated May 7, 2007

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MP Income Fund 11, LLC, MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 3, LLC; Real Estate Securities Fund 83; MPF Flagship Fund 11, LLC

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit     Description

(a)(1)      Offer to Purchase dated May 7, 2007

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Unit holders dated May 7, 2007